EXHIBIT 99.2

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2020 and the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2021 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

This MD&A is prepared by management and approved by the Board of Directors as of November 3, 2021. This discussion covers the three and nine months ended September 30, 2021 (“Q3 2021” or the “Quarter”) and the subsequent period up to the date of issuance of this MD&A. All dollar amounts are in United States (“US”) dollars, except where otherwise noted.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities, and the risks and uncertainties associated with technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources. All forward-looking statements are qualified by cautionary notes in this MD&A as well as the risks and uncertainties discussed in the Company’s 2020 Annual Information Form dated March 24, 2021 for the year ended December 31, 2020 and its Management Information Circular dated March 19, 2021 for the year ended December 31, 2020, both of which are filed on SEDAR and EDGAR.

Throughout this MD&A, cash costs, cash costs per ounce sold, all-in sustaining costs (“AISC”), AISC per ounce sold, AISC contribution margin, adjusted net income, adjusted earnings per share (“EPS”), mine free cash flow, adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization), net debt, and sustaining and non-sustaining capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the Non-IFRS Measures section of this MD&A.

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

CONTENTS
Business Overview	3
Highlights for the Three Months Ended September 30, 2021	3
Post Quarter End Highlights	4
Consolidated Operational and Financial Highlights	5
Operations	7
Development Projects	21
Health, Safety & Environment	23
Community Development & ESG Reporting	24
Corporate	24
Financial Results	26
Liquidity and Capital Resources	29
Outstanding Share Data	31
Commitments and Contingencies	32
Related Party Transactions	33
Non-IFRS Measures	33
Accounting Matters	38
Internal Controls Over Financial Reporting and Disclosure Controls and Procedures	38
Cautionary Notes and Forward-looking Statements	39
Technical Information	40

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

BUSINESS OVERVIEW

Operations description

Equinox Gold is a growth-focused mining company delivering on its strategy of building the premier Americas gold producer. The Company has quickly grown from a single-asset developer to a multi-asset gold producer with seven operating gold mines at the date of this MD&A, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of development and expansion projects. Equinox Gold operates entirely in the Americas, with a construction-ready project in Canada, two operating mines in the United States, two operating mines in Mexico and three operating mines and a project under construction in Brazil.

Equinox Gold was created with the strategic vision of building a company that will responsibly and safely produce more than one million ounces of gold annually, bring long-term social and economic benefits to its host communities, create a safe and rewarding workplace for its employees and contractors, and provide above-average investment returns to its shareholders. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will also consider opportunities to acquire other companies, producing mines and development projects that fit the Company’s portfolio and strategy.

Equinox Gold’s common shares trade under the symbol “EQX” on the Toronto Stock Exchange (“TSX”) in Canada and on the NYSE American Stock Exchange (“NYSE-A”) in the United States.

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

Operational

•	Lost-time injury frequency rate of 1.29, which is a measure of the number of injuries per million hours worked
•	Produced 139,758 ounces (“oz”) of gold during the quarter; sold 137,144 oz of gold at an average realized gold price of $1,780 per oz
•	Total cash costs of $1,109 per oz and mine AISC of $1,327 per oz for the quarter(1)
•	Produced 391,678 oz of gold for the nine months ended September 30, 2021, with cash costs and mine AISC of $1,113 per oz and $1,396 per oz, respectively(1)
•	Los Filos has operated continuously since July 26, 2021, following the resolution of blockades
•	The Company remains on track to achieve 2021 production and cost guidance

Earnings

•	Earnings from mine operations of $49.2 million
•	Net loss of $5.2 million or $0.02 per share
•	Adjusted net income of $6.7 million or $0.02 per share, after adjusting for certain non-cash expense items(1)(2)

Financial

•	Cash flow from operations before changes in non-cash working capital of $48.3 million ($64.8 million after changes in non-cash working capital)
•	Adjusted EBITDA of $62.0 million(1)(2)
•	Expenditures of $26.9 million in sustaining capital and $65.4 million in non-sustaining capital(1)
•	Cash and cash equivalents (unrestricted) of $300.3 million at September 30, 2021
•	Net debt of $244.8 million at September 30, 2021 (including $139.7 million of in-the-money convertible notes)(1)

(1) Cash costs per oz sold, mine AISC per oz sold, adjusted net loss, adjusted EBITDA, adjusted EPS, sustaining capital, non-sustaining capital and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes in the MD&A.
(2) Primary adjustments for the three months ended September 30, 2021 were $11.0 million unrealized gain on change in fair value of gold contracts, $8.9 million unrealized loss on change in fair value of foreign exchange contracts, $7.0 million unrealized loss on change in fair value of streaming arrangements, and $5.3 million loss from investment in associate.

3

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021 (CONTINUED)

Construction, development and exploration

•	Announced positive pre-feasibility study for Aurizona expansion incorporating the Aurizona underground and satellite open-pit deposits into the mine plan
◦	Extends the mine life to 11 years with total life-of-mine (“LOM”) production of 1.5 million oz of gold
◦	Average annual production of 137,000 oz of gold
◦	Peak annual production in years 2026 to 2029, averaging more than 160,000 oz of gold
◦	$944/oz average AISC from 2024 onward and $1,058/oz average AISC LOM
•	Updated Mineral Reserve and Mineral Resource estimates for Aurizona, Mesquite, Fazenda and RDM
•	Completed more than 60,000 metres (“m”) of drilling across the Company’s portfolio of assets
•	Greenstone early works focused on roadworks, tree clearing and construction of the temporary effluent water treatment, temporary lodging facility and construction administrative offices
•	Santa Luz construction 70% complete as of the date of this MD&A and on schedule for first gold pour in Q1 2022

POST QUARTER END HIGHLIGHTS
•	Announced groundbreaking for full-scale construction at Greenstone with a construction budget of C$1.53 billion (100% basis) ($1.23 billion at a rate of USD:CAD 1.25), including more than $50 million spent to date and a $177 million contingency(1)
◦	Initial cash spend could be reduced by approximately $100 million through lease financing for mobile equipment and offset economically by up to $70 million of pre-commercial production revenues (at a gold price of $1,750 per oz)
◦	Equinox Gold will fund its 60% portion from the Company’s existing treasury, cash flow from producing mines and a revolving credit facility from which the Company has $200 million available to draw. Equinox Gold also has a portfolio of investments with a current market value of approximately $450 million
◦	First gold pour targeted for first half of 2024 (“H1 2024”)

(1) A formal construction decision is subject to receiving consent of Equinox Gold’s lenders and the closing of financing by Orion, both of which are expected within the next several weeks.

4

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2021	June 30, 2021(1)	September 30, 2020	September 30, 2021(1)	September 30, 2020(2)
Gold produced	oz	139,758	122,656	124,867	391,678	340,834
Gold sold	oz	137,144	124,712	128,437	390,412	336,891
Average realized gold price	$/oz	1,780	1,806	1,899	1,790	1,748
Total cash cost per oz sold(4)	$/oz	1,109	1,089	876	1,113	849
Mine AISC per oz sold(3)(4)	$/oz	1,327	1,382	1,077	1,396	1,001
Financial data
Revenue	M$	245.1	226.2	244.5	701.1	589.9
Earnings from mine operations	M$	49.2	45.6	88.7	139.0	192.5
Net (loss) income	M$	(5.2)	325.7	3.2	370.8	(69.0)
(Loss) earnings per share	$/share	(0.02)	1.10	0.01	1.33	(0.34)
Adjusted EBITDA(4)	M$	62.0	52.4	89.2	174.9	194.4
Adjusted net income(4)	M$	6.7	3.1	30.8	6.2	46.9
Adjusted EPS(4)	$/share	0.02	0.01	0.13	0.02	0.23
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	300.3	333.9	310.7	300.3	310.7
Net debt(4)	M$	244.8	215.6	219.1	244.8	219.1
Operating cash flow before changes in non-cash working capital	M$	48.3	31.6	86.2	141.9	177.0
(1)	Operational and financial results of the assets acquired as part of the acquisition of Premier Gold Mines Limited (“Premier”, and the “Premier Transaction”) are included from April 7, 2021, onward.
(2)	Operational and financial results of the assets acquired as part of the acquisition of Leagold Mining Corporation (“Leagold”, and the “Leagold Merger”) are included from March 10, 2020, onward.
(3)	Consolidated mine AISC per oz sold excludes corporate general and administration expenses.
(4)	Cash cost per oz sold, mine AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

The Company recognized revenue of $245.1 million on sales of 137,144 oz of gold during the Quarter, compared to revenue for the three months ended June 30, 2021 (“Q2 2021”) of $226.2 million on sales of 124,712 oz of gold. The increase in ounces sold from Q2 2021 to Q3 2021 is mainly due to increased production at Aurizona as the change to dry season conditions allowed for increased material movement and access to higher grade material deeper in the pit, and increased production at Los Filos as full operations resumed in late July following the resolution of two blockades.

In Q3 2021, earnings from mine operations were $49.2 million, in-line with $45.6 million in Q2 2021, while net loss in Q3 2021 of $5.2 million compared to net income of $325.7 million in Q2 2021, driven by a $50.3 million gain on sale of Solaris shares, a $186.1 million gain on reclassification of the Company’s Solaris investment from cost to fair value accounting, and a $45.4 million gain on the sale of the Pilar mine in Q2 2021. Q3 2021 net loss was also impacted by smaller increases in the fair value of share purchase warrants and gold contracts as gold prices declined as compared to Q2 2021.

Adjusted EBITDA for Q3 2021 of $62.0 million increased from $52.4 million in Q2 2021, partially due to a decrease in care and maintenance costs, which are expensed directly, at Los Filos as operations resumed following the resolution of the blockades. Adjusted net income was $6.7 million for Q3 2021 compared to adjusted net income of $3.1 million in Q2 2021.

5

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)

Capital expenditures
	Three months ended September 30, 2021		Nine months ended September 30, 2021
$ amounts in millions	Sustaining(1)	Non-sustaining(1)	Sustaining(1)	Non-sustaining(1)
Los Filos	$3.1	$18.9	$16.2	$49.4
Mesquite(3)	8.7	2.1	43.1	5.3
Aurizona(2)	4.7	1.7	14.4	1.7
Fazenda(2)	3.1	0.9	9.8	1.3
RDM	3.3	2.2	6.5	15.5
Mercedes	2.3	0.3	5.9	0.4
Castle Mountain(2)	1.8	0.6	5.3	4.9
Pilar	—	—	1.0	0.4
Santa Luz	—	24.2	—	48.1
Greenstone (4)	—	14.7	—	27.1
Total	$26.9	$65.4	$102.3	$154.1
(1)	Sustaining capital and non-sustaining capital are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)	For the three months ended September 30, 2021, non-sustaining capital for Aurizona, Fazenda, RDM and Castle Mountain excludes $1.3 million, $0.5 million, $0.1 million and $0.2 million, respectively, of exploration costs expensed. For the nine months ended September 30, 2021, non-sustaining capital for Aurizona, Fazenda, RDM and Castle Mountain excludes $2.3 million, $3.4 million, $0.2 million and $0.9 million, respectively, of exploration costs expensed.
(3)	Non-sustaining capital for Mesquite for the three and nine months ended September 30, 2021 excludes $3.0 million and $7.9 million, respectively, for lease payments for haul trucks, which are considered a non-sustaining capital addition. Non-sustaining capital for RDM for the three and nine months ended September 30, 2021 excludes $0.2 million and $1.5 million, respectively, for lease payments for mining equipment used in non-sustaining capitalized stripping activities.
(4)	Sustaining and non-sustaining capital expenditures at Greenstone represents the Company’s 60% ownership of the project.

6

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

OPERATIONS

Mesquite Gold Mine, California, USA

Mesquite is an open-pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California, approximately 200 miles south of Castle Mountain. Mesquite has been in production since 1985 and was acquired by Equinox Gold in October 2018.

Operating and financial results for the three and nine months ended September 30, 2021

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Ore mined and stacked on leach pad	kt	3,835	2,385	4,350	6,564	13,853
Waste mined	kt	10,807	12,627	8,163	38,183	22,295
Open pit strip ratio	w:o	2.82	5.29	1.88	5.82	1.61
Average gold grade stacked to leach pad	g/t	0.45	0.38	0.57	0.42	0.41
Gold produced	oz	23,264	24,185	31,024	70,597	107,553
Gold sold	oz	22,333	24,509	31,419	69,912	106,840
Financial data
Revenue	M$	40.1	44.8	59.6	126.2	184.5
Cash costs(1)	M$	22.1	24.3	28.8	69.0	96.2
Sustaining capital(1)	M$	8.7	12.6	7.4	43.1	13.5
Reclamation expenses	M$	0.6	0.4	0.6	1.5	2.4
Total AISC(1)	M$	31.3	37.2	36.8	113.6	112.1
AISC contribution margin(1)	M$	8.7	7.5	22.8	12.7	72.3
Non-sustaining expenditures(1)	M$	5.1	4.3	1.8	13.2	8.6
Mine free cash flow(1)	M$	3.7	3.2	21.0	(0.5)	63.7
Unit analysis
Realized gold price per ounce sold	$/oz	1,793	1,826	1,898	1,806	1,726
Cash cost per ounce sold(1)	$/oz	988	990	917	987	901
AISC per ounce sold(1)	$/oz	1,402	1,520	1,172	1,625	1,050
Mining cost per tonne mined	$/t	1.53	1.37	1.36	1.45	1.37
Processing cost per tonne processed	$/t	2.86	3.99	2.77	4.59	2.67
G&A cost per tonne processed	$/t	0.96	1.53	0.90	1.70	0.76
(1)	Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Q3 2021 Analysis

Production

During Q3 2021, Mesquite produced 23,264 oz of gold (Q2 2021 - 24,185 oz) at an AISC of $1,402 per oz (Q2 2021 - $1,520 per oz). The Company sold 22,333 oz (Q2 2021 - 24,509 oz) at an average realized gold price of $1,793 per oz (Q2 2021 - $1,826 per oz), recognizing revenue of $40.1 million (Q2 2021 - $44.8 million) for the Quarter.

During Q3 2021, the Company transitioned from waste stripping to mining oxide ore from the Brownie deposit. Ore tonnes and ounces placed on the pad were close to double Q2 2021 quantities, resulting in a significant decrease to processing and G&A costs per tonne, which are calculated based on tonnes stacked. Mining cost per tonne, however, increased as ore hauls are longer than waste hauls. AISC decreased in Q3 2021 compared to Q2 2021 due to a decrease in sustaining capital, driven by lower capitalized stripping at the Brownie deposit.

7

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Exploration and development

The Company spent $2.1 million on exploration during the Quarter. Exploration at the Brownie deposit included 314 m of core and 11,824 m of reverse circulation (“RC”) drilling targeting the deeper extensions of the in-situ gold mineralization discovered in 2020. Year-to-date, 1,250 m of core and 15,995 m of RC have been drilled at Brownie. At the Rainbow deposit, in-fill and step-out drilling during the Quarter included 510 m of core and 6,214 m of RC, bringing the totals to 3,109 m of core and 12,695 m of RC drilling for the year. An in-fill drill program targeting high grade structures in the VE2 deposit commenced during the Quarter and 2,134 m of core and 3,216 m of RC were completed. Additionally, 16,645 m of RC was drilled in the Midway dump to test for additional mineralized material. Mesquite is one of the Company’s exploration priorities, with a focus on mine life extension.

During the Quarter, the Company spent $8.7 million of sustaining capital related primarily to leach pad expansion and capitalized waste stripping. Non-sustaining expenditures during the Quarter were $2.1 million for exploration drilling of historical dumps and other targets, which are expected to add to future production, and $3.0 million in lease payments for the new fleet of haul trucks.

Outlook

Mesquite is on track to achieve 2021 production guidance of 130,000 to 140,000 oz of gold with cash costs of $975 to $1,025 per oz and AISC of $1,375 to $1,425 per oz.

Completion of the Brownie strip campaign has provided full access to oxide ore at the bottom of Phase 1 Brownie pit. Stripping of the Brownie Phase 2 pit is expected to commence in H1 2022. Mining of the Brownie ore body is expected to increase production and decrease costs in Q4 2021. In addition, stacking ore on a newly completed leach pad area has expedited gold recovery. The Company is permitting new leach pad areas to support mine life extension.

8

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Aurizona Gold Mine, Maranhão, Brazil

Aurizona is an open-pit gold mine located in northeastern Brazil that achieved commercial production in Q3 2019. During Q3 2021, the Company completed a pre-feasibility study demonstrating the opportunity for both mine life extension and increased annual gold production with development of an underground mine and satellite open-pit deposits that would operate concurrently with the existing open-pit mine.

Operating and financial results for the three and nine months ended September 30, 2021

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Ore mined	kt	1,047	409	955	2,150	2,036
Waste mined	kt	5,077	3,166	7,493	12,715	12,600
Open pit strip ratio	w:o	4.85	7.74	7.85	5.91	6.19
Tonnes processed	kt	832	809	832	2,461	2,382
Average gold grade processed	g/t	1.42	1.13	1.38	1.29	1.34
Recovery	%	91.2	90.8	89.9	90.8	89.4
Gold produced	oz	34,583	26,830	33,248	93,703	92,799
Gold sold	oz	33,200	27,764	33,238	93,241	90,791
Financial data
Revenue	M$	59.4	49.9	63.5	167.5	158.0
Cash costs(1)	M$	26.8	25.3	22.5	74.9	69.1
Sustaining capital(1)	M$	4.7	4.5	8.8	14.4	13.9
Reclamation expenses	M$	0.3	0.2	1.0	0.9	2.2
Total AISC(1)	M$	31.8	30.1	32.2	90.2	85.1
AISC contribution margin(1)	M$	27.6	19.8	31.3	77.3	72.9
Non-sustaining expenditures(1)	M$	3.0	0.7	1.3	4.0	3.5
Mine free cash flow(1)	M$	24.6	19.2	30.0	73.3	69.4
Unit analysis
Realized gold price per ounce sold	$/oz	1,790	1,798	1,910	1,796	1,741
Cash cost per ounce sold(1)	$/oz	806	912	675	803	761
AISC per ounce sold(1)	$/oz	957	1,083	968	967	937
Mining cost per tonne mined	$/t	1.91	2.24	1.42	2.12	1.92
Processing cost per tonne processed	$/t	12.04	9.19	7.36	9.83	8.54
G&A cost per tonne processed	$/t	4.90	4.21	4.10	4.14	4.09
(1)	Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Q3 2021 Analysis

Production

During Q3 2021, Aurizona produced 34,583 oz of gold (Q2 2021 - 26,830 oz) at an AISC of $957 per oz (Q2 2021 - $1,083 per oz). The Company sold 33,200 oz (Q2 2021 - 27,764 oz) at an average realized gold price of $1,790 per oz (Q2 2021 - $1,798 per oz), recognizing revenue of $59.4 million (Q2 2021 - $49.9 million) for the Quarter.

Production was higher and AISC was lower in the Quarter compared to Q2 2021, as there was improved access to higher grade ore benches in the lower portion of the pits and decreased reliance on lower-grade stockpiles for processing. Processing cost per tonne increased in Q3 2021, however, primarily due to increased power and mill ball prices. Favorable foreign exchange rates continue to partially offset inflation. The Company is implementing plans to mitigate cost pressures in Brazil.

9

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Exploration and development

The 2021 Aurizona and district exploration program commenced in May and is progressively ramping up now that seasonal rains have subsided. The program is budgeted at $5.8 million and includes drilling to add to the Mineral Reserve and Mineral Resource growth of the main Piaba deposit, Mineral Resource growth of near-mine deposits such as Tatajuba and Genipapo, and drill testing of several regional targets such as Touro. Drilling during the Quarter included 7,193 m at Piaba, 764 m at Touro, 424 m at Genipapo and 1,388 m on other regional targets. Year-to-date drilling at Aurizona totals 13,740 m and the exploration expenditures for the Quarter total $1.5 million.

During Q3 2021, the Company spent $4.7 million of sustaining capital related primarily to work on the tailings storage facility (“TSF”) raise, and capitalized stripping. Non-sustaining expenditures were $3.0 million related to exploration and completion of the expansion pre-feasibility study (“PFS”).

Outlook

Aurizona is on track to achieve 2021 production guidance of 130,000 to 140,000 oz of gold at cash costs of $750 to $800 per oz and AISC of $1,025 to $1,075 per oz.

Mining during Q4 2021 and into 2022 is expected to come from multiple ore sources, including Piaba East and the new Boa Esperança pit, which was opened up with a small stripping campaign during Q3 2021. With the rainy season complete, the Company expects to again increase the stockpile to ensure consistent mill feed is available during the 2022 rainy season.

Exploration at Aurizona continues to focus on resource expansion from the underground deposit and the Tatajuba open pit, as well as reserve conversion from resources adjacent to the planned underground development in the mine design.

10

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Fazenda Gold Mine, Bahia, Brazil

Equinox Gold acquired Fazenda on March 10, 2020 as part of the Leagold Merger. Fazenda is located in Bahia State, Brazil and has been in operation for more than two decades. Fazenda is primarily an underground operation complemented with some small open pits.

Operating and financial results for the three and nine months ended September 30, 2021

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Ore mined - underground	kt	286	301	318	894	712
Tonnes processed	kt	348	331	340	1,016	755
Average gold grade processed	g/t	1.54	1.38	1.51	1.55	1.51
Recovery	%	89.7	90.6	91.4	90.4	91.0
Gold produced	oz	15,598	13,103	15,118	45,902	33,416
Gold sold	oz	15,727	13,067	15,346	45,990	32,819
Financial data
Revenue	M$	28.0	23.6	29.2	82.3	58.4
Cash costs(2)	M$	13.9	12.6	11.8	39.0	24.4
Sustaining capital(2)	M$	3.1	3.7	0.6	9.8	2.1
Reclamation expenses	M$	0.3	0.3	0.1	0.8	0.6
Total AISC(2)	M$	17.3	16.5	12.5	49.6	27.0
AISC contribution margin(2)	M$	10.7	7.1	16.7	32.8	31.4
Non-sustaining expenditures(2)	M$	1.3	1.7	1.5	4.7	2.5
Mine free cash flow(2)	M$	9.4	5.4	15.2	28.1	28.9
Unit analysis
Realized gold price per ounce sold	$/oz	1,777	1,807	1,905	1,790	1,781
Cash cost per ounce sold(2)	$/oz	884	961	767	847	743
AISC per ounce sold(2)	$/oz	1,098	1,263	816	1,078	824
Mining cost per tonne mined	$/t	21.33	20.14	20.52	19.64	20.29
Processing cost per tonne processed	$/t	11.44	12.04	10.72	11.22	10.06
G&A cost per tonne processed	$/t	5.19	4.77	4.00	4.89	4.12
(1)	Fazenda was acquired as part of the Leagold Merger. Operational and financial results are included from March 10, 2020, onward.
(2)	Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Q3 2021 Analysis

Production

During Q3 2021, Fazenda produced 15,598 oz of gold (Q2 2021 - 13,103 oz) at an AISC of $1,098 per oz (Q2 2021 - $1,263 per oz). The Company sold 15,727 oz (Q2 2021 - 13,067 oz) at an average realized price of $1,777 per oz (Q2 2021 - $1,807 per oz), recognizing revenue of $28.0 million (Q2 2021 - $23.6 million) for the Quarter.

Production and plant feed grades improved in Q3 2021 compared to Q2 2021, as mining moved to higher grade areas. This was partly offset by lower recoveries due to the higher presence of carbonaceous ore. While mining unit costs in Q3 2021 were higher than Q2 2021 due to ongoing equipment maintenance to improve underground ore production in H2 2021, AISC per oz was lower in the Quarter, largely due to higher gold production but also due to a concerted focus on cost and supply chain controls.

11

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Exploration and development

The Company drilled a total of 11,694 m at Fazenda during Q3 2021. In the immediate mine area, underground drilling focused on Mineral Reserve replacement totalled 9,756 m, bringing the year-to-date total to 29,843 m. Regional reconnaissance drilling included 1,938 m of RC drilling, bringing the year-to-date totals to 9,422 m of core and 13,040 m of RC drilling across nine large targets, for a total exploration expenditure during the Quarter of $1.0 million.

In addition, during Q3 2021 the Company completed 3,988 m of core and 25,125 m of RC drilling on 11 targets in the northern end of the Fazenda-Santa Luz district, for total district exploration expenditures during the Quarter of $2.1 million.

During Q3 2021, sustaining capital expenditures of $3.1 million focused primarily on capital stripping as well as machinery and equipment. Non-sustaining capital of $1.3 million was for exploration.

Outlook

Fazenda is on track to achieve 2021 production guidance of 60,000 to 65,000 oz of gold with cash costs of $850 to $900 per oz and AISC of $1,100 to $1,150 per oz.

During Q4 2021 and into 2022, an increased proportion of mining is expected to come from open-pit deposits, providing multiple mining sources to supplement underground feed. Exploration at Fazenda is focused on reserve replacement in the underground, the testing of near-mine surface targets and reconnaissance drilling on regional targets.

12

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

RDM Gold Mine, Minas Gerais, Brazil

Equinox Gold acquired RDM on March 10, 2020 as part of the Leagold Merger. RDM is located in Minas Gerais State, Brazil and commenced production in early 2014 as a conventional open-pit operation.

Operating and financial results for the three and nine months ended September 30, 2021

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Ore mined	kt	682	402	686	1,422	1,301
Waste mined	kt	6,082	6,886	5,947	19,008	11,908
Open pit strip ratio	w:o	8.92	17.13	8.67	13.37	9.15
Tonnes processed	kt	755	737	662	2,122	1,505
Average gold grade processed	g/t	0.69	0.76	0.97	0.77	1.00
Recovery	%	86.2	87.5	86.7	86.5	85.3
Gold produced	oz	15,880	14,088	18,008	45,467	41,286
Gold sold	oz	16,140	13,762	18,675	45,650	40,460
Financial data
Revenue	M$	28.7	25.0	35.7	81.8	72.5
Cash costs(2)	M$	24.5	13.0	16.7	53.6	32.6
Sustaining capital(2)	M$	3.3	1.6	1.6	6.5	5.1
Reclamation expenses	M$	0.2	0.2	0.2	0.6	0.4
Total AISC(2)	M$	28.0	14.8	18.5	60.6	38.1
AISC contribution margin(2)	M$	0.7	10.2	17.2	21.1	34.4
Care and maintenance	M$	—	—	—	—	0.5
Non-sustaining expenditures(2)	M$	2.5	8.5	—	17.2	0.6
Mine free cash flow(2)	M$	(1.7)	1.7	17.2	3.9	33.4
Unit analysis
Realized gold price per ounce sold	$/oz	1,779	1,815	1,914	1,791	1,792
Cash cost per ounce sold(2)	$/oz	1,518	943	894	1,174	806
AISC per ounce sold(2)	$/oz	1,733	1,073	992	1,328	941
Mining cost per tonne mined	$/t	2.18	1.74	1.48	1.90	1.51
Processing cost per tonne processed	$/t	10.05	9.74	8.59	9.84	8.27
G&A cost per tonne processed	$/t	2.46	2.25	2.08	2.53	1.79
(1)	RDM was acquired as part of the Leagold Merger. Operational and financial results are included from March 10, 2020, onward.
(2)	Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Q3 2021 Analysis

Production

During Q3 2021, RDM produced 15,880 oz of gold (Q2 2021 - 14,088 oz) at an AISC of $1,733 per oz (Q2 2021 - $1,073 per oz). The Company sold 16,140 oz (Q2 2021 - 13,762 oz) at an average realized price of $1,779 per oz (Q2 2021 - $1,815 per oz), recognizing revenue of $28.7 million (Q2 2021 - $25.0 million) for the Quarter.

Production was higher in the quarter compared to Q2 2021 as increased ore volumes offset lower grades. Grades mined were lower due to mine sequencing and some periods of higher dilution. Mining unit costs were higher in Q3 2021 reflecting longer hauls, and processing unit costs increased reflecting higher materials prices including for cyanide and mill balls. AISC for Q3 2021 was significantly higher than Q2 2021 due to mining higher volumes of lower grade ore, which caused more mining cost to be classified as operating expenditure rather than non-sustaining capital stripping. As a result of these higher costs, the Company recognized a $1.5 million write-down of its inventories to net realizable value which is reflected in cash costs.

13

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Exploration and development

The 2021 RDM exploration program commenced in Q3 2021 and a total of 1,729 m was completed of a planned 4,500 m drill program focused on near-mine resource growth. Exploration expenditures during the Quarter totalled $0.1 million.

Sustaining capital expenditures in Q3 2021 were $3.3 million, related primarily to the TSF raise. The Company spent $2.3 million of non-sustaining capital during the Quarter for capitalized stripping.

Outlook

RDM is on track to achieve 2021 production guidance of 60,000 to 65,000 oz of gold, but cash costs and AISC may be above the upper end of guidance as more non-sustaining capitalized waste stripping is being included as operating expenses.

During Q4 2021 and into 2022, the Company expects to continue the large-scale waste stripping campaign to provide better access to the ore body. The Company has also commenced the first exploration campaign at RDM in several years, with a focus on potential extensions along strike and down dip.

14

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Castle Mountain Gold Mine, California, USA

Castle Mountain is an open-pit heap leach gold mine located in San Bernardino County, California, approximately 200 miles north of Mesquite. Under a previous owner, Castle Mountain produced more than 1.3 million oz of gold from 1992 to 2004, when production ceased due to low gold prices. Equinox Gold acquired Castle Mountain in December 2017 and completed a PFS for the project with the intention of restarting operations, outlining a two-phase development plan with average annual production of approximately 40,000 oz of gold during Phase 1 and an expansion to more than 200,000 oz of gold during Phase 2. The Company commenced Phase 1 operations in Q4 2020 and is preparing to update existing permits to accommodate the Phase 2 expansion, as described in Development Projects.

Operating and financial results for the three and nine months ended September 30, 2021

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2021	June 30, 2021	March 31, 2021	September 30, 2021
Ore mined and stacked to leach pad	kt	1,331	1,156	1,236	3,723
Waste mined	kt	143	373	224	740
Open pit strip ratio	w:o	0.11	0.32	0.18	0.20
Average gold grade stacked to leach pad	g/t	0.30	0.49	0.37	0.38
Gold produced	oz	7,873	6,124	2,916	16,913
Gold sold	oz	7,378	6,297	3,049	16,724
Financial data
Revenue	M$	13.1	11.4	5.4	30.0
Cash costs(3)	M$	6.1	5.2	3.2	14.5
Sustaining capital(3)	M$	1.8	1.2	2.3	5.3
Reclamation expenses	M$	0.0	0.0	0.0	0.1
Total AISC(3)	M$	7.9	6.5	5.5	19.9
AISC contribution margin(3)	M$	5.2	5.0	(0.1)	10.1
Non-sustaining expenditures(3)	M$	0.8	2.7	2.3	5.8
Mine free cash flow(3)	M$	4.5	2.2	(2.4)	4.3
Unit analysis
Realized gold price per oz sold	$/oz	1,778	1,817	1,776	1,792
Cash cost per oz sold(3)	$/oz	822	828	1,045	865
AISC per oz sold(3)	$/oz	1,067	1,026	1,811	1,188
Mining cost per tonne mined	$/t	3.24	3.12	2.92	3.10
Processing cost per tonne processed	$/t	1.99	1.96	1.13	1.70
G&A cost per tonne processed	$/t	1.35	0.64	1.41	1.15
(1)	Castle Mountain commenced commercial production on November 21, 2020.
(2)	Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Q3 2021 Analysis

Production

During Q3 2021, Castle Mountain produced 7,873 oz of gold (Q2 2021 - 6,124 oz) at an AISC of $1,067 per oz (Q2 2021 - $1,026 per oz). The Company sold 7,378 oz (Q2 2021 - 6,297 oz) of gold at an average realized price of $1,778 per oz (Q2 2021 - $1,817 per oz), recognizing revenue of $13.1 million (Q2 2021 - $11.4 million) for the Quarter.

The continued increase in production in 2021 reflects efforts to optimize leach pad and plant operations. Production continues to benefit from modified stacking and irrigation practices. Mining unit costs were higher reflecting increased diesel prices, and processing unit costs increased due to both the cyanide dosage required by additional solution volumes and short-term changes in ore characteristics.

15

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Exploration and development

The Company did not undertake any exploration at Castle Mountain during Q3 2021.

Sustaining capital expenditures in Q3 2021 were $1.8 million for leach pad expansion and mining equipment. Non-sustaining capital expenditures in Q3 2021 were $0.8 million primarily related to Phase 2 permitting and optimization.

Outlook

Castle Mountain is on track to achieve 2021 production guidance of 20,000 to 30,000 oz of gold with cash costs of $800 to $850 per oz and AISC of $1,590 to $1,640 per oz. During Q4 2021 and into 2022, the Company plans to continue to focus on improving recoveries with modified stacking and irrigation practices.

16

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Los Filos Gold Mine, Guerrero, Mexico

Equinox Gold acquired Los Filos on March 10, 2020 as part of the Leagold Merger. Los Filos is located in Guerrero State, Mexico, and began production in 2008. Current operations comprise three open pits (Los Filos, Bermejal and Guadalupe), one underground mine (Los Filos) and secondary recovery from previously leached ores. Ore from these deposits is processed using heap leach recovery. Expansion projects are planned to increase annual production and extend the mine life, including the addition of an underground mine (Bermejal) and potential construction of a carbon-in-leach (“CIL”) plant to operate concurrently with the existing heap leach operation for processing of higher-grade ore.

Operating and financial results for the three and nine months ended September 30, 2021

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Ore mined - open pit	kt	1,754	1,141	418	3,667	496
Waste mined - open pit	kt	7,871	8,579	3,896	26,991	6,666
Open pit strip ratio	w:o	4.49	7.52	9.33	7.36	13.45
Average open pit gold grade	g/t	0.85	0.56	0.36	0.65	0.34
Ore mined - underground	kt	107	116	115	357	191
Average underground gold grade	g/t	3.11	3.19	4.09	3.28	4.00
Ore re-handled for secondary leaching	kt	—	798	2,476	2,312	4,144
Gold produced	oz	32,837	27,079	17,530	89,363	44,837
Gold sold	oz	32,112	27,955	19,757	88,666	45,395
Financial data
Revenue	M$	57.1	50.6	37.2	158.5	79.5
Cash costs(2)	M$	48.8	48.6	22.5	154.2	43.6
Sustaining capital(2)	M$	3.1	7.0	4.3	16.2	8.0
Reclamation expenses	M$	1.0	0.8	0.2	2.6	0.3
Total AISC(2)	M$	52.9	56.4	27.0	173.0	51.9
AISC contribution margin(2)	M$	4.2	(5.8)	10.2	(14.6)	27.5
Care and maintenance	M$	4.8	6.7	6.4	12.6	25.4
Non-sustaining expenditures(2)	M$	18.9	14.4	7.0	49.4	13.7
Mine free cash flow(2)	M$	(19.4)	(26.9)	(3.2)	(76.6)	(11.5)
Unit analysis
Realized gold price per ounce sold	$/oz	1,769	1,804	1,878	1,780	1,742
Cash cost per ounce sold(2)	$/oz	1,520	1,738	1,139	1,740	961
AISC per ounce sold(2)	$/oz	1,647	2,016	1,368	1,952	1,144
Mining cost per tonne mined - open pit	$/t	1.52	1.48	1.79	1.42	1.64
Mining cost per tonne mined - underground	$/t	84.79	84.32	72.26	88.85	68.22
Processing cost per tonne processed	$/t	8.86	6.68	5.06	7.50	5.60
G&A cost per tonne processed	$/t	2.20	1.85	1.21	2.10	1.12
(1)	Los Filos was acquired as part of the Leagold Merger. Operational and financial results are included from March 10, 2020, onward.
(2)	Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Q3 2021 Analysis

Production

During Q3 2021, Los Filos produced 32,837 oz of gold (Q2 2021 - 27,079 oz) at an AISC of $1,647 per oz (Q2 2021 - $2,016 per oz). The Company sold 32,112 oz (Q2 2021 - 27,955 oz) at an average realized price of $1,769 per oz (Q2 2021 - $1,804 per oz), recognizing revenue of $57.1 million (Q2 2021 - $50.6 million million) for the Quarter.

17

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Production increased compared to Q2 2021 as the mine returned to full operations following the resolution of two blockades. AISC was substantially lower than Q2 2021, reflecting an increase in ounces stacked and gold production, as well as lower sustaining capital expenditures, partially offset by a $1.4 million write-down of heap leach inventories.

Open pit ore tonnes and grades were substantially higher in Q3 2021 as H1 2021 stripping campaigns increased ore access and positive reconciliation in the Guadalupe open pit, which in turn drove down AISC. Work continues to develop access to the new Bermejal underground deposit.

Exploration and development

Exploration during Q3 2021 continued testing potential extensions of known mineralization and untested areas of the Los Filos underground deposit. A total of 2,667 m was drilled during Q3 2021, bringing the total completed year-to-date to 11,036 m of the planned 14,000 m program. Additionally, a planned 11,000 m infill drill program for the Guadalupe open pit was expanded to 15,000 m of which 7,395 m was drilled during the Quarter, bringing the year-to-date total to 13,130 m. Exploration costs for the Quarter totalled $1.8 million.

During Q3 2021, sustaining capital expenditures were $3.1 million, primarily for underground development. The Company continued to advance technical studies related to the planned expansion, as described in Development Projects. Non-sustaining capital expenditures of $18.9 million during the Quarter related primarily to equipment purchases, stripping of the Guadalupe open pit and Bermejal underground development costs.

Outlook

Los Filos is on track to achieve 2021 production guidance of 120,000 to 140,000 oz of gold with cash costs of $1,590 to $1,660 per oz and AISC of $1,790 to $1,850 per oz.

With mining of the new Guadalupe open pit and Bermejal underground deposits underway, mining is expected to shift to entirely primary ore sources and the Company has discontinued the secondary re-handling and processing program. Exploration at Los Filos for the near term is focused on resource/reserve conversion in the Los Filos underground deposit to identify additional mining areas.

18

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Mercedes Gold Mine, Sonora, Mexico

Equinox Gold acquired Mercedes on April 7, 2021, as part of the Premier acquisition. Mercedes is an underground gold-silver mine located in Sonora State, Mexico, that commenced production in 2011.

Operating and financial results for the three and nine months ended September 30, 2021

		Three months ended		Nine months ended
Operating data	Unit	September 30, 2021	June 30, 2021(1)	September 30, 2021(1)
Ore mined - underground	kt	105	118	222
Tonnes processed	kt	109	128	237
Average gold grade processed	g/t	2.89	2.71	2.79
Recovery	%	95.7	96.2	96.0
Gold produced	oz	9,722	10,708	20,430
Gold sold	oz	10,253	10,416	20,670
Financial data
Revenue	M$	18.8	19.3	38.0
Cash costs(2)	M$	9.9	8.7	18.7
Sustaining capital(2)	M$	2.3	3.6	5.9
Reclamation expenses	M$	0.6	0.5	1.1
Total AISC(2)	M$	12.9	12.8	25.7
AISC contribution margin(2)	M$	5.8	6.5	12.3
Non-sustaining expenditures(2)	M$	0.3	0.2	0.4
Mine free cash flow(2)	M$	5.6	6.4	11.9
Unit analysis
Realized gold price per ounce sold	$/oz	1,761	1,779	1,770
Cash cost per ounce sold(2)	$/oz	970	839	904
AISC per ounce sold(2)	$/oz	1,261	1,226	1,244
Mining cost per tonne mined - underground	$/t	38.67	34.91	36.71
Processing cost per tonne processed	$/t	21.23	20.58	20.88
G&A cost per tonne processed	$/t	17.39	14.54	15.86
(1)	Mercedes was acquired as part of the Premier Transaction. Operational and financial results are included from April 7. 2021, onward.
(2)	Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Q3 2021 Analysis

Production

During Q3 2021, Mercedes produced 9,722 oz of gold (Q2 2021 - 10,708 oz) at an AISC of $1,261 per oz (Q2 2021 - $1,226 per oz). The Company sold 10,253 oz (Q2 2021 - 10,416 oz) at an average realized price of $1,761 per oz (Q2 2021 - $1,779 per oz), recognizing revenue of $18.8 million (Q2 2021 - $19.3 million) for the Quarter.

Production for Q3 2021 was slightly lower compared to Q2 2021 as operations were constrained by lack of accessible mining faces. Unit costs were higher in Q3 2021 due to the decrease in the volume of ore mined and processed as slower development has delayed access to the ore.

19

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Exploration and development

Drilling activities during Q3 2021 at Mercedes focused on resource delineation and definition drilling programs. Exploration drilling included 1,635 m of core drilling in six holes at the Margarita and Neo targets and the remainder of the $1.3 million drill program will be focused on scout drilling peripheral to the Diluvio deposit. Exploration expenditures during the Quarter totalled $0.6 million.

Sustaining capital expenditures in Q3 2021 were $2.3 million, related primarily to underground mine development and the TSF expansion. The Company spent $0.3 million of non-sustaining capital on exploration during the Quarter.

Outlook

Mercedes production attributable to Equinox Gold in 2021, following acquisition of the asset on April 7, 2021, is estimated at 30,000 to 35,000 oz of gold. The mine is on track to achieve 2021 production guidance, but cash costs and AISC may be above the upper end of guidance as Mercedes has processed higher volumes of lower grade ore.

Work has commenced on a substantial primary development program to increase access to multiple ore bodies.

20

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

DEVELOPMENT PROJECTS

Santa Luz Project, Bahia, Brazil

The Company announced construction of Santa Luz on November 9, 2020 with an approved budget of $103 million.

Santa Luz is a past-producing open-pit mine in Bahia State, Brazil, that commenced operations in mid-2013 but was placed on care and maintenance in September 2014 partly due to lower than planned gold recovery. In May 2018, the previous owner of Santa Luz completed a feasibility study incorporating resin-in-leach processing to increase gold recoveries.

After acquiring the project in March 2020, Equinox Gold continued reviewing plans for the Santa Luz restart and published an update to the feasibility study on November 9, 2020, outlining a mine plan and plant design that is expected to produce 903,000 oz of gold and generate $436 million in after-tax net cash flow (at the base case $1,500 per oz gold price) over an initial 9.5-year mine life, with additional upside from nearby exploration targets and existing underground Mineral Resources.

Q3 2021 analysis and outlook

As a brownfield past-producing mine, the majority of site services and infrastructure is already in place at Santa Luz. Primary activities to restart the mine include refurbishing existing infrastructure, retrofitting the plant, installing a new leach system and additional grinding capacity, and increasing the storage capacities of the existing tailings and water storage facilities.

Of the $103 million total capital cost for the project, the Company had committed approximately $84 million and spent approximately $51 million at the end of September 2021, including expenditures incurred during 2020. The project is on budget and on schedule, with completion of construction expected around January 2022 and the first gold pour in Q1 2022. Mining commenced in mid-June, with initial mining activities focused on removing waste from two locations and developing access roads, ramps, dumps and ore storage areas in preparation for a pre-stripping campaign prior to mining ore in late 2021. To make room for mine expansion, the mining contractor is relocating an existing ore stockpile that will be used as plant feed for commissioning activities; approximately 60% of this material has been moved. Pre-strip operations were very active in Q3 2021, ending 25% ahead of target. Approximately 3.3 million tonnes of material was moved to either the waste area or used as backfill material for the water and tailings dam raise projects.

Santa Luz construction is 70% complete as of the date of this MD&A. During the Quarter, all major concrete pours were completed leaving only some floors and containment walls to complete in early Q4 2021. Refurbishment of the SAG mill was 95% complete at the end of the Quarter, leaving only some liner changes to be completed in Q4 2021. Re-commissioning of the electrical, instrumentation and automation for the SAG mill is 80% complete, and cold re-commissioning of the primary mill occurred during the last weeks of October. Ball mill erection, including liner installation, is complete and the ball mill will be dry commissioned in the first weeks of November. This secondary grinding area has 100% of all structural steel in place and 85% of all equipment in place, with electrical and piping well advanced. The pre-aeration, leach and detoxification tanks (10 tanks) are all at final elevation and four are completely welded, with the first platform on the tanks being erected during the Quarter. All elution structural steel is complete and all tanks and columns are in place. Piping and electrical are on schedule and the tailings and water storage facility expansions continue on schedule, with completion targeted for Q4 2021.

Construction progress is documented in the Santa Luz photo gallery on Equinox Gold’s website.

Greenstone Project, Ontario, Canada

Greenstone is a construction-ready gold project located in Ontario, Canada. The Company acquired a 50% interest in Greenstone in April 2021 with the Premier Acquisition, and subsequently purchased an additional 10% interest from Orion to bring its total interest in the project to 60%. The project will be advanced in a 60/40 partnership between Equinox Gold and Orion through their respective ownership of Greenstone Gold Mine GP Inc., which manages the project.

Between 1930 and 1970, more than 4 million ounces of gold were mined from multiple underground mines in the Greenstone region. In late 2016, a feasibility study was completed on the Greenstone open-pit deposit which paved the way to complete three benefit agreements with five local Indigenous groups and to complete the permitting required to advance the project to development. The provincial and federal Environmental Assessments were approved in 2018 and 2019, respectively, and the closure plan was filed and approved in Q1 2020. All permits required to start construction are in place.

In January 2021, Premier filed an updated feasibility study for the project, outlining the design of an open-pit mine producing more than 5 million ounces of gold over an initial 14-year mine life. Gold production for the first five years of operations is estimated at more than 400,000 oz annually with life-of-mine production expected to average 360,000 oz annually (100% basis, with 60% attributable to Equinox Gold).

21

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

DEVELOPMENT PROJECTS (CONTINUED)

Greenstone Project, Ontario, Canada (Continued)

Q3 2021 analysis and outlook

Early works activities continued with the temporary camp, construction office and temporary effluent water treatment plant commissioned in late Q3 2021. Plant site preparation has begun, and significant advances were made with the installation of communications and power lines. The Company has planned for $40.0 million of non-sustaining capital for Greenstone Mine early works activities in 2021, with $14.7 million spent during the Quarter and $27.1 million spent to the end of September. Activities in Q4 2021 will focus on completing the first phase of earthworks at the plant site and the start of concrete pours for the reagent storage facility, truck shop, site administration building and permanent effluent water treatment plant. The second phase of tree clearing will commence with a focus on the area of the tailings management facility.

On October 27, 2021, the Company announced groundbreaking for the start of full-scale construction at Greenstone with a construction budget of C$1.53 billion (100% basis) ($1.23 billion at a rate of USD:CAD 1.25) including more than $50 million spent to date. The initial cash spend could be reduced by approximately $100 million through lease financing for mobile equipment and offset economically by up to $70 million of pre-commercial production revenues (at a gold price of $1,750 per ounce). The initial capital estimate has been updated from the 2020 feasibility study estimate to reflect supplier quotes following detailed engineering, an increased contingency including a provision for COVID-19 costs and future inflation, and a review and update of capital costs using a foreign exchange rate of USD:CAD 1.25. Approximately 80% of the initial capital is Canadian-dollar based.

Construction will be funded on a pro rata basis with Equinox Gold funding 60% and Orion funding 40%. Approximately 10% of construction capital is expected to be spent in 2021, 40% in 2022, 35% in 2023 and the remainder in 2024. Equinox Gold’s portion will be funded from the Company’s existing treasury, cash flow from producing mines and the revolving credit facility, from which the Company has $200 million available to draw. Equinox Gold also has a portfolio of investments with a current market value of approximately $450 million and will consider opportunistically hedging a portion of the budgeted Canadian dollar spend. A formal construction decision is subject to receiving consent of Equinox Gold’s lenders and the closing of financing by Orion, both of which are expected within the next several weeks.

Los Filos Expansion, Guerrero, Mexico

The Company is planning an expansion of the Los Filos gold mine complex, including enlarging the Los Filos open pit and developing a second underground mine (Bermejal). The Company is also completing an updated feasibility study reviewing the potential to construct a new CIL plant to process higher-grade ore.

Q3 2021 analysis and outlook

Development of the Bermejal underground mine resumed during the Quarter following the resolution of two blockades. Underground development advanced 823 m during the Quarter and first ore was mined from Bermejal underground with a grade of 2.52 g/t in September. Surface projects to support mining activities in Bermejal underground were also advanced in the Quarter, including commissioning of the cemented rockfill plant, completion of the surface water pumping system and continued work on the air compressor facility. A letter of award for the mine ventilation system was issued and the aggregate screening contract (for cemented rockfill) was awarded.

Engineering, optimization, and metallurgical studies related to the new CIL plant continued through the Quarter. Life-of-mine planning and scheduling is being updated to reflect higher grade ore being fed to the CIL plant and lower grade ore going to the current heap leach operations.

Castle Mountain Expansion, California, USA

Q3 2021 analysis and outlook

In March 2021, the Company announced the results of the feasibility study for a Phase 2 expansion at Castle Mountain. The current operation consists of a ROM heap leach facility placing 12,700 tonnes per day of ore. Phase 2 is expected to expand ROM heap leaching and incorporate milling of higher-grade ore, increasing production to an average of 218,000 oz per year for 14 years followed by leach pad rinsing to recover residual gold. Life-of-mine production including Phase 1 operations and end of mine life rinsing is estimated at 3.4 million oz of gold. On a standalone basis, Phase 2 is expected to produce 3.2 million oz of gold at average AISC of $858 per oz of gold sold. Total initial capital for the Phase 2 expansion is estimated at $389 million, excluding $121 million for a leased mining fleet, with life-of-mine sustaining capital estimated at $147 million.

While Phase 2 is expected to operate within the existing approved mine boundary, the changes to previously analyzed impacts, such as increased land disturbance within the mine boundary and increased water use, will require amendments to the Company’s Mine and Reclamation Plan (Plan of Operation) for the Project. The Company advanced Phase 2 permitting during the Quarter and expects to undertake formal submission of the amendment to the mine plan in Q1 2022.

22

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

DEVELOPMENT PROJECTS (CONTINUED)

Aurizona Expansion, Brazil

Q3 2021 analysis and outlook

In September 2021, the Company announced the results of a PFS for a potential expansion at Aurizona. Mining the underground and satellite open-pit deposits concurrently with the existing Piaba open-pit is expected to extend the Aurizona mine life to 11 years and increase average annual production to 137,000 oz of gold per year for total LOM production of 1.5 million oz of gold. Peak production in years 2026 to 2029 would average more than 160,000 oz of gold per year. AISC are expected to average $944 per oz from 2024 onward, following completion of significant sustaining capital expenditures, and $1,058 per oz LOM.

The PFS contemplates a three-year capital development and construction timeline for the underground mine. Total initial capital during this period is estimated at $154 million, including a $20 million contingency. While the expanded mine will continue to use the existing mill and surface infrastructure, the existing powerline will need to be upgraded and the mine will require additional tailings and waste rock storage. Sustaining capital costs are estimated at $383 million.

Aurizona Mineral Reserve and Mineral Resource estimates were also updated during the Quarter. Incorporating the new underground and open-pit deposits and offsetting 18 months of mining depletion, Aurizona Mineral Reserves increased by 73% over the December 31, 2019 estimate with 1.7 million oz of Proven & Probable Mineral Reserves grading 1.60 g/t gold plus 868 koz of Measured & Indicated Mineral Resources (exclusive of Reserves) grading 1.49 g/t gold. A complete breakdown of Aurizona Mineral Reserves and Mineral Resources are included in the Appendix to this MD&A.

The Company plans to commence permitting of the exploration decline in late 2021, which will allow for targeted drilling of the ore body from underground and would also serve as the ramp for future underground mining.

HEALTH, SAFETY & ENVIRONMENT

Health & Safety

Equinox Gold had six Lost-time Injuries during the Quarter, although three of these may be subject to reclassification. The Company’s Lost-time Injury Frequency Rate (“LTIFR”) is 1.29 for the Quarter and 0.97 year-to-date compared to the 2021 target of 0.73 per million hours worked. The Company’s Total Reportable Injury Frequency Rate (“TRIFR”), which is a measure of all injuries that require the attention of medically trained personnel, is 2.36 for the Quarter and 3.06 year-to-date, compared to the 2021 target of 3.51 per million hours worked.

Equinox Gold continues to maintain precautionary measures at all its operations to manage issues related to the COVID-19 pandemic with the primary goal of protecting the health, safety and economic well-being of the Company’s workforce and local communities. Each of the Company’s operations has implemented preventive measures in collaboration with the Company’s employees, contractors, host communities and governments to limit COVID-19 exposure and transmission as much as possible. The Company continues to enforce stringent operational and safety procedures in accordance with guidelines outlined by the World Health Organization, the US Centre for Disease Control, consulting health professionals, and the local, state and federal governments at each of its sites. Routine COVID-19 testing using both rapid antigen testing and PCR testing, continues at all mine sites with the objective of identifying carriers early so they can self-isolate before inadvertently spreading the virus to others. While all of the Company’s sites have experienced some cases of COVID-19, most cases have been asymptomatic or have been managed in a way that allows production to continue while not putting employees and contractors at risk.

Environment

In total, there were 31 environmental incidents reported during the Quarter with four considered “significant” as defined by the Company’s policies. All of these were cyanide-related fauna mortalities: three at Los Filos and one at Castle Mountain. Mitigative actions have been taken to prevent recurrence, including additional measures to deter wildlife, monitoring and covering of ponding on the leach pads, and providing alternative clean water sources to ensure wildlife can find water elsewhere.

23

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

COMMUNITY DEVELOPMENT & ESG REPORTING

Community Development

Equinox Gold engages in early, frequent and transparent dialogue with stakeholders as a means to build trust and provide a space for collaboration and long-term commitment. The Company maintains formal systems to identify stakeholders and communities of interest and strives to maintain strong local relationships by meeting regularly with host communities and First Nations to discuss activities, report on environmental and social performance and discuss concerns. At all operations, dedicated community departments seek local feedback, particularly where improvements are needed and collaborative solutions can be implemented.

In Q3 2021, several investments were made to support community development and well-being. Mesquite awarded scholarships through the Employee Dependent Scholarship Program. RDM delivered a COVID-19 prevention awareness campaign and donated COVID-19 prevention kits and emergency equipment to local communities and Los Filos, Mercedes and Fazenda supported vaccination campaigns conducted by health authorities. Aurizona continued supporting the community’s water system improvements, with plans to commission the new water treatment plant in Q4 2021. Santa Luz participated in a road safety campaign in partnership with municipal transit authorities and Castle Mountain supported community activities in the Mojave National Preserve along with key local stakeholders.

Greenstone participated in a virtual procurement fair, providing more than 100 businesses with a project update and an overview of the procurement process. Greenstone also commemorated Canada’s first National Day of Truth and Reconciliation with the participation of more than 100 employees and contractors.

In addition, the Company’s Mercedes mine was recognized for the eighth consecutive year as a Socially Responsible Company by the Mexican Centre for Philanthropy (CEMEFI).

Environmental, Social & Governance (“ESG”) Reporting

Equinox Gold continues to publish select ESG data quarterly in the Responsible Mining section of the Company’s website. The Company’s sustainability reporting strategy includes the adoption of reporting frameworks such as the Global Reporting Initiative (“GRI”), the Sustainability Accounting Standards Board (“SASB”) and the Task Force on Climate-related Financial Disclosures (“TCFD”).

During the Quarter, Equinox Gold prepared a materiality assessment to inform the Company’s 2021 ESG Report, which includes a review of external sources and a stakeholder survey. The survey is expected to be conducted in Q4 2021. The Company looks forward to continuously expanding its disclosure to facilitate an increased level of engagement and discussion about salient ESG issues with the Company’s stakeholders.

Equinox Gold reported its greenhouse gas (GHG) emissions and energy data to the Carbon Disclosure Project (“CDP”) for the first time during the Quarter and intends to expand disclosures using the TCFD framework during Q4 2021.

CORPORATE

Premier Transaction

On April 7, 2021, Equinox Gold completed the Premier Transaction, adding Premier’s 50% interest in the construction-ready Greenstone Project in Ontario, Canada, its 100% interest in the producing Mercedes Mine in Mexico, and its interest in the Hasaga, Rahill-Bonanza and Beardmore exploration properties in Ontario to the Company’s existing portfolio of gold assets.

Under the terms of the Premier Transaction, the Company acquired 100% of the issued and outstanding shares of Premier at an exchange ratio of 0.1967 Equinox Gold common shares for each Premier share held (the “Exchange Ratio”), such that existing Equinox Gold and Premier shareholders own approximately 84% and 16% of Equinox Gold, respectively, on an issued share basis. All outstanding options and warrants of Premier that were not exercised before the acquisition date were replaced with Equinox Gold options and warrants, as adjusted in accordance with the Exchange Ratio. As a result of the acquisition of Premier, the Company issued 47,373,723 common shares, 2,813,747 replacement options and 393,400 replacement warrants. Total consideration paid to Premier shareholders was $408.3 million.

In accordance with the acquisition method of accounting, the consideration transferred has been allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values as at the date of acquisition.

24

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

CORPORATE (CONTINUED)

In connection with the Premier Transaction, Premier completed the spin-out of i-80 Gold Corp. (“i-80 Gold”) to Equinox Gold and to Premier shareholders. i-80 Gold is a US-focused gold production and development company that holds Premier’s Nevada assets. Equinox Gold received 41,287,362 shares in i-80 Gold in connection with the spin-out.

As per terms of the Premier Transaction, Equinox Gold participated in the i-80 Gold private placement financing, purchasing 9,274,384 units at a price of C$2.60 per unit, for a total investment of $19.2 million (C$24.1 million). Each unit comprises one common share of i-80 Gold and one quarter of one common share purchase warrant. Each whole warrant entitles Equinox Gold to acquire one common share of i-80 Gold at a price of C$3.64, until September 18, 2022.

On May 27, 2021, the Company exercised its right under the support agreement between the Company and i-80 Gold to maintain its pro rata ownership and the Company subscribed for 5,479,536 common shares of i-80 Gold at a price of C$2.60 per common share, for a total investment of $11.8 million (C$14.2 million).

Concurrent financing

Concurrent with the Premier Transaction, the Company completed a non-brokered private placement for C$75.0 million (the “Private Placement”). The Company issued 7.5 million common shares a price of C$10.00 per share for gross proceeds of C$75.0 million. Certain of the Company’s executives and directors participated in the Private Placement for total proceeds of C$40.4 million, which are related party transactions.

Increased ownership interest in Greenstone Project

On April 16, 2021, the Company completed the acquisition of 10% of Orion’s interest in Greenstone. The Company paid Orion $51.0 million in cash on closing and assumed certain contingent payment obligations comprising:

•	$5.0 million in cash 24 months after a positive mine construction decision for Greenstone; and
•	Delivery of approximately 2,200 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, after production milestones of 250,000 oz, 500,000 oz and 700,000 oz from Greenstone.

Sale of Pilar Mine

On April 16, 2021, the Company completed the sale of its Pilar Mine to Pilar Gold Inc. for aggregate consideration of:

•	$38 million payable as follows:
–	$10.5 million on closing and $10.0 million payable by May 31, 2021, which have been received; and
–	$17.5 million payable on or before November 30, 2021;
•	9.9% equity interest in Pilar Gold; and a
•	1% NSR royalty on production from the Pilar mine.

Sale of shares in Solaris Resources

On April 28, 2021, the Company completed the sale of a portion of its shareholdings in Solaris totaling ten million common shares to Augusta Investments Inc. and a strategic shareholder for gross proceeds of C$82.5 million. In addition, Equinox Gold granted to the buyers warrants to purchase an additional five million Solaris common shares from the Company for a period of 12 months at C$10.00 per share (the “Warrants”). In the event all Warrants are exercised, total gross proceeds to Equinox Gold would be C$132.5 million.

25

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

FINANCIAL RESULTS

Selected financial results for the three and nine months ended September 30, 2021 and 2020

$ amounts in millions, except per share amounts	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021(1)	September 30, 2020(2)
Revenue	$245.1	$244.5	$701.1	$589.9
Operating expenses	(152.7)	(119.7)	(439.3)	(309.2)
Depreciation and depletion	(43.3)	(36.1)	(122.7)	(88.2)
Earnings from mine operations	49.2	88.7	139.0	192.5
Care and maintenance	(6.0)	(13.1)	(15.2)	(35.6)
Exploration	(5.6)	(2.9)	(13.3)	(9.5)
General and administration	(12.4)	(8.1)	(35.3)	(24.3)
Income from operations	25.1	64.6	75.2	123.1
Finance expense	(10.7)	(12.8)	(31.2)	(31.1)
Finance income	1.1	0.6	1.7	1.3
Other (expense) income	(23.3)	(39.5)	327.5	(117.4)
Net (loss) income before taxes	(7.8)	13.0	373.2	(24.1)
Current tax expense	(5.1)	(9.3)	(20.3)	(25.4)
Deferred tax recovery (expense)	7.7	(0.4)	17.9	(19.4)
Net (loss) income	$(5.2)	$3.2	$370.8	$(69.0)
Net (loss) income per share attributable to Equinox Gold shareholders
Basic	$(0.02)	$0.01	$1.33	$(0.34)
Diluted	$(0.02)	$0.01	$1.15	$(0.34)
(1)	Financial results for the nine months ended September 30, 2021 include the results of operations for the mines acquired through the Premier Acquisition for the period of April 7 to September 30, 2021.
(2)	Financial results for the nine months ended September 30, 2020 include the results of operations for mines acquired through the Leagold Merger for the period of March 10 to September 30, 2020.

Earnings from mine operations

Revenue for Q3 2021 was $245.1 million (Q3 2020 - $244.5 million) on sales of 137,144 oz of gold (Q3 2020 - 128,437 oz) and for the nine months ended September 30, 2021 was $701.1 million (nine months ended September 30, 2020 - $589.9 million) on sales of 390,412 oz of gold (nine months ended September 30, 2020 - 336,891 oz). The increase in revenue from comparative periods in 2020 is primarily due to increased production at Los Filos as operations were suspended partway through Q3 2020, and at Castle Mountain as the mine was under construction until late 2020. For the nine months ended September 30, 2021, the increase in revenue was also attributable to higher realized gold prices which increased to $1,790 per oz from $1,748 per oz during the nine months ended September 30, 2020, offset partially by lower revenue at Mesquite driven by lower production due to the Phase 1 stripping campaign at the Brownie deposit during the first half of 2021.

Operating expenses increased in Q3 2021 to $152.7 million (Q3 2020 - $119.7 million) and for the nine months ended September 30, 2021 to $439.3 million (nine months ended September 30, 2020 - $309.2 million). The increase in operating expenses for the three and nine months ended September 30, 2021 compared to the same periods in the prior year was due to higher mining and processing costs as a result of cost escalation for certain consumables, including diesel, and also due to higher sales volumes.

Depreciation and depletion in Q3 2021 increased to $43.3 million (Q3 2020 - $36.1 million) and for the nine months ended September 30, 2021 to $122.7 million (nine months ended September 30, 2020 - $88.2 million). The Company acquired Leagold in March 2020, resulting in the increase in operating expenses and depreciation and depletion for the nine months ended September 30, 2021. The increase from Q3 2020 is also due to a full period of operations from the Mercedes mine which was acquired in April 2021, and Castle Mountain.

26

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

FINANCIAL RESULTS (CONTINUED)

Care and maintenance

Care and maintenance costs in Q3 2021 were $6.0 million (Q3 2020 - $13.1 million) and for the nine months ended September 30, 2021 were $15.2 million (nine months ended September 30, 2020 - $35.6 million). For the three and nine months ended September 30, 2021, the Company incurred $6.0 million and $14.2 million, respectively, in care and maintenance costs at Los Filos due to the suspension in activities resulting from blockades. The blockades were removed in July and operations at Los Filos resumed. For the nine months ended September 30, 2021, additional care and maintenance was incurred at Los Filos due to the delayed start of development at Bermejal underground during until the social collaboration agreement with the Carrizalillo community was signed in April 2021. Care and maintenance costs in Q3 2020 related to the Carizalillo community blockade and for the nine months ended September 30, 2020 were related to temporary suspensions at the Pilar, RDM and Los Filos mines due to government mandated COVID-19 restrictions, in addition to costs incurred at the Company’s Santa Luz mine prior to approval of construction by the Board of Directors in November 2020.

Exploration

Exploration expenditures in Q3 2021 were $5.6 million (Q3 2020 - $2.9 million) and for the nine months ended September 30, 2021 were $13.3 million (nine months ended September 30, 2020 - $9.5 million). The increase in exploration expenditures from prior comparative periods is related to increased exploration activity at a larger number of properties as a result of the Leagold Merger in 2020 and the Premier Transaction.

General and administration

General and administration expenditures in Q3 2021 were $12.4 million (Q3 2020 - $8.1 million) and for the nine months ended September 30, 2021 were $35.3 million (nine months ended September 30, 2020 - $24.3 million). The increase in general and administration expenditures for the three and nine months ended September 30, 2021 was largely due to an increase in salaries and wages due to the increased size of the Company. Included within general and administration for the three and nine months ended September 30, 2021 was $1.6 million and $5.2 million of non-cash share-based compensation expense, respectively (three months ended September 30, 2020 - $2.0 million; nine months ended September 30, 2020 - $5.3 million). Also included in general and administration for the nine months ended September 30, 2021 was $1.9 million in transaction costs related to the Premier Transaction (nine months ended September 30, 2020 - $2.6 million in transaction costs related to the Leagold Merger).

Finance expense

Finance expense in Q3 2021 was $10.7 million (Q3 2020 - $12.8 million) and for the nine months ended September 30, 2021 was $31.2 million (nine months ended September 30, 2020 - $31.1 million) and relates mainly to interest expense on debt balances outstanding for the period.

Finance income

Finance income in Q3 2021 was $1.1 million (Q3 2020 - $0.6 million) and for the nine months ended September 30, 2021 was $1.7 million (nine months ended September 30, 2020 - $1.3 million) and relates to interest earned on cash balances.

Other (expense) income

Other expense for Q3 2021 was $23.3 million (Q3 2020 - other expense of $39.5 million) and for the nine months ended September 30, 2021 was other income of $327.5 million (nine months ended September 30, 2020 - other expense of $117.4 million).

Other expense in Q3 2021 decreased compared to Q3 2020 largely due to a gain of $0.9 million on the change in fair value of gold contracts compared to a loss of $23.6 million in Q3 2020, as well as a gain of $1.0 million on the change in fair value of share purchase warrants compared to a loss of $8.6 million in Q3 2020. The Company also recognized a foreign exchange loss of $2.0 million, a loss on investment in associate of $5.3 million and a loss on the change in fair value of a streaming arrangement of $7.0 million in Q3 2021 (Q3 2020 - foreign exchange gain of $0.7 million; loss on investment in associate of $0.9 million; gain/loss on change in fair value of streaming arrangement of $nil).

27

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

FINANCIAL RESULTS (CONTINUED)

Other income for the nine months ended September 30, 2021 was largely driven by a $50.3 million gain on sale of Solaris shares, a $186.1 million gain on reclassification of the Company’s Solaris investment from cost to fair value accounting and a $45.4 million gain on the sale of the Pilar mine. The Company also recognized a gain on change in fair value of share purchase warrants of $58.3 million, a gain on gold contracts of $22.5 million, a loss on foreign exchange contracts of $3.0 million and a foreign exchange loss of $6.5 million for the nine months ended September 30, 2021 (nine months ended September 30, 2020 - loss on change in fair value of purchase warrants of $47.3 million; loss on gold contracts of $47.1 million; loss on foreign exchange contracts of $25.8 million; foreign exchange gain of $14.1 million).

Tax recovery (expense)

In Q3 2021, the Company recognized a tax recovery of $2.5 million (Q3 2020 - tax expense of $9.7 million). For the nine months ended September 30, 2021, the Company recognized tax expense of $2.4 million (nine months ended September 30, 2020 - tax expense of $44.8 million)

The Company’s tax recovery for Q3 2021 was composed of current tax expense of $5.1 million (Q3 2020 - expense of $9.3 million) and a deferred tax recovery of $7.6 million (Q3 2020 - expense of $0.4 million). The Company’s tax expense for the nine months ended September 30, 2021 was composed of current tax expense of $20.3 million (nine months ended September 30, 2020 - expense of $25.4 million) and a deferred tax recovery of $17.9 million (nine months ended September 30, 2020 - expense of $19.4 million). Current tax expense for the three and nine months ended September 30, 2021 was in-line with the comparative periods for 2020. The increase in the deferred tax recovery was driven in part due to lower profitability at Los Filos as operations were suspended for parts of 2021.

28

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

FINANCIAL RESULTS (CONTINUED)

Selected quarterly information

The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through September 30, 2021:

$ amounts in millions, except per share amounts	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020
Revenue	$245.1	$226.2	$229.7	$255.5
Operating costs	(152.7)	(139.8)	(146.8)	(114.1)
Depreciation and depletion	(43.3)	(40.8)	(38.7)	(43.7)
Earnings from mine operations	49.2	45.6	44.2	97.7
Care and maintenance	(6.0)	(7.1)	(2.0)	(29.4)
Exploration	(5.6)	(4.7)	(3.0)	(2.4)
General and administration	(12.4)	(15.5)	(7.4)	(16.1)
Income from operations	25.1	18.2	31.9	49.8
Finance expense	(10.7)	(11.8)	(8.7)	(8.6)
Finance income	1.1	0.2	0.4	0.5
Other (expense) income	(23.3)	304.1	46.7	25.5
Net (loss) income before taxes	(7.8)	310.7	70.3	67.2
Tax recovery (expense)	2.5	15.0	(20.0)	24.0
Net (loss) income	$(5.2)	$325.7	$50.3	$91.2
Net (loss) income per share attributable to Equinox Gold shareholders,
Basic	$(0.02)	$1.10	$0.21	$0.38
Diluted	$(0.02)	$0.96	$0.14	$0.30

	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Revenue	$244.5	$215.4	$130.0	$119.0
Operating costs	(119.7)	(113.0)	(76.5)	(61.0)
Depreciation and depletion	(36.1)	(35.2)	(16.9)	(19.5)
Earnings from mine operations	88.7	67.2	36.6	38.5
Care and maintenance	(13.1)	(21.6)	(0.9)	—
Exploration	(2.9)	(3.9)	(2.6)	(1.7)
General and administration	(8.1)	(9.6)	(6.7)	(9.9)
Income from operations	64.6	32.1	26.4	26.9
Finance expense	(12.8)	(11.4)	(6.8)	(5.1)
Finance income	0.6	0.4	0.3	0.6
Other (expense) income	(39.5)	(93.5)	15.6	(28.1)
Net income (loss) before taxes	13.0	(72.5)	35.4	(5.7)
Tax (expense) recovery	(9.7)	(5.3)	(29.8)	(2.8)
Net income (loss)	$3.2	$(77.8)	$5.6	$(8.5)
Net income (loss) per share attributable to Equinox Gold shareholders, basic and diluted	$0.01	$(0.34)	$0.04	$(0.08)

29

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

LIQUIDITY AND CAPITAL RESOURCES

Working capital

At September 30, 2021, Equinox Gold had cash and cash equivalents of $300.3 million (December 31, 2020 - $344.9 million) and net working capital of $475.4 million (December 31, 2020 - $423.4 million).

At September 30, 2021, trade and other receivables were $66.3 million (December 31, 2020 - $55.9 million) comprising primarily $5.6 million receivable from gold sales (December 31, 2020 - $17.2 million), $31.2 million of value-added taxes receivable from the Brazilian and Mexican governments (December 31, 2020 - $23.9 million) and a $16.4 million promissory note receivable from Pilar Gold which was received as partial consideration for the sale of the Pilar mine in Q2 2021.

Current inventory at September 30, 2021 totalled $202.4 million compared to $208.3 million at December 31, 2020. The decrease in inventories was mainly due to a decrease in leach pad at Los Filos as operations resumed following the blockade in Q2 2021 and a decrease in inventories related to the sale of Pilar.

The Company had other current assets at September 30, 2021 of $190.7 million (December 31, 2020 - $35.7 million), primarily composed of marketable securities and prepaid expenses. The increase in other current assets was due to reclassification the Company’s investment in Solaris to marketable securities in the second quarter of 2021, with a carrying value of $155.2 million at September 30, 2021.

Current liabilities at September 30, 2021 were $284.3 million (December 31, 2020 - $222.7 million). The increase in current liabilities was mainly due to an increase in income taxes payable at Aurizona due to increased profitability and a $13.3 million increase in the current portion of long-term debt related to principal repayments on the Company’s term loan due within the next 12 months.

Cash flow

The Company generated $64.8 million in cash from operations in Q3 2021 (Q3 2020 - $68.6 million) and $165.4 million in the nine months ended September 30, 2021 (nine months ended September 30, 2020 - $165.7 million). The decrease in cash from operations for Q3 2021 was primarily due to increased operating costs driven by cost escalations of certain consumables, partly offset by lower income taxes paid and positive working capital changes in accounts receivables. The decrease in cash from operations for the nine months ended September 30, 2021 was mainly due to increased operating costs, offset partially by fewer care and maintenance costs incurred as compared to the nine months ended September 30, 2020 and positive working capital changes in accounts receivables and accounts payable associated with the resumption of operations at Los Filos.

30

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

Cash used in investing activities in Q3 2021 was $73.6 million (Q3 2020 - $46.6 million) and $221.6 million in the nine months ended September 30, 2021 (nine months ended September 30, 2020 - $72.9 million). In Q3 2021, the Company spent $71.5 million on capital expenditures (Q3 2020 - $47.7 million). The higher capital expenditures were due to development of the Santa Luz project and pre-development work at Greenstone, as well as higher deferred stripping at Los Filos to access higher grade ore. For the nine months ended September 30, 2021, the Company spent $236.8 million on capital expenditures (nine months ended September 30, 2020 - $122.0 million). The higher capital expenditures were driven by development of the Santa Luz project and pre-development work at Greenstone, and higher deferred stripping at Los Filos, Mesquite and RDM, offset partially by lower spend at Castle Mountain as the mine entered commercial production in Q4 2020. Investing activities for nine months ended September 30, 2021 also included $50.9 million spent to acquire an additional 10% interest in Greenstone and $31.0 million invested in i-80 Gold to maintain a 30% interest, offset partially by $90.5 million net proceeds on the disposal of assets, which included $66.7 million received from the sale of Solaris shares and $22.2 million from the sale of Pilar.

Cash used in financing activities in Q3 2021 was $18.5 million (Q3 2020 - $201.9 million used in financing activities) and cash generated by financing activities was $18.6 million in the nine months ended September 30, 2021 (nine months ended September 30, 2020 - $155.8 million generated by financing activities). In Q3 2021, the Company repaid $6.7 million of principal on its revolving credit facility and paid $5.9 million in finance fees. In Q3 2020, the Company repaid $200.0 million of its revolving credit facility. In the nine months ended September 30, 2021, the Company received $59.5 million in proceeds from the private placement completed concurrent with the Premier Transaction and $16.9 million in proceeds from the exercise of share purchase options and warrant exercises. This was offset by $24.3 million repayment of loans and borrowings, including $17.6 million paid to settle Premier’s credit facility upon completion of the acquisition, and $16.1 million of lease payments. In the nine months ended September 30, 2020, the Company received aggregate proceeds of $169.4 million from the exercise of share purchase options and warrant, issued $139.3 million in convertible notes, drew $380.0 million from its senior secured credit facilities and completed a $39.9 million private placement concurrent with the Leagold Merger. The proceeds were offset by $546.3 million in debt repayments, including extinguishment of $323.9 million debt outstanding in Leagold at the acquisition date, and $32.1 million in finance fees paid.

Share capital transactions

The Company issued shares in conjunction with the following transactions during the period:

# Shares
Balance December 31, 2020	242,354,406
Issued in Premier Transaction	47,373,723
Issued in Private Placement	7,500,000
Issued on exercise of warrants, stock options and vested restricted share units (“RSU”)	3,405,850
Balance September 30, 2021	300,633,979

OUTSTANDING SHARE DATA

As at the date of this MD&A, the Company has 300,677,244 shares issued and outstanding, 3,757,468 shares issuable under stock options, 1,669,517 shares issuable under share purchase warrants and 2,411,252 shares issuable under RSU. The Company also has 44,458,210 shares issuable under Convertible Notes. The fully diluted outstanding share count at the date of this MD&A is 352,973,691.

31

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

COMMITMENTS AND CONTINGENCIES

At September 30, 2021, the Company had the following contractual obligations outstanding:

$ amounts in millions	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Loans, borrowings and interest	$631.7	$48.0	$47.7	$380.3	$155.7	$—	$—
Accounts payable and accrued liabilities	137.0	137.0	—	—	—	—	—
Reclamation payments(1)	185.0	5.1	9.9	11.9	15.6	19.9	122.6
Purchase commitments	106.3	86.0	10.1	5.3	2.6	2.2	—
Gold contracts	37.7	37.7	—	—	—	—	—
Foreign exchange contracts	13.8	13.0	0.8	—	—	—	—
Lease payments	50.3	17.9	18.3	12.9	1.1	—	—
Total	$1,161.7	$344.6	$86.9	$410.4	$175.1	$22.1	$122.6
(1)	Amount represents undiscounted future cash flows.

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effect of these changes in its consolidated financial statements in the period in which such changes occur.

The Company is a defendant in various lawsuits and legal actions, including for alleged fines, taxes and labour related matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recognized. At September 30, 2021, the Company recognized a legal provision for these items totaling $11.2 million (December 31, 2020 - $13.2 million) which is included in other long-term liabilities.

The Company is contesting federal income and municipal VAT assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. The Company may in the future have to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisor believe the federal income and municipal tax assessments under appeal are wholly without merit and no provision has been recorded with respect to these matters.

In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions prior to 2017. The Company has been advised by its tax and foreign trade legal advisors that material fines may be imposed as a result of non-compliance within a five-year statute of limitations.

In March and April 2021, the Company received notices from the Brazilian government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines totaling $8.0 million. An historic rain event caused widespread flooding in the Aurizona region in late March 2021 and a fresh water pond on the Aurizona site overflowed during the rain event. The tailings facility and other infrastructure at the Aurizona site remained operational. The Company and its advisors believe the fines are without merit. No amount has been recognized in the financial statements in relation to the fines.

If the Company is unable to resolve all these matters favorably, there may be an adverse impact on the Company’s financial performance, cash flows and results of operations.

The Company continues to closely monitor the COVID-19 situation. Should the duration, spread or intensity of the pandemic further develop in 2021, the Company’s supply chain, market pricing, operations and customer demand could be affected. These factors may further impact the Company’s operating plan, its liquidity and cash flows, and the valuation of its long-lived assets. The COVID-19 situation continues to evolve. The magnitude of its effects on the economy, and on the Company’s financial and operational performance, is uncertain at this time.

32

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

RELATED PARTY TRANSACTIONS

During the second quarter of 2021, certain of the Company’s executives and directors participated in the Private Placement financing for total proceeds of C$40.4 million, which is a related party transaction.

NON-IFRS MEASURES

This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining and non-sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.

Cash costs and cash costs per oz sold

Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs include mine site operating costs plus lease principal payments, but are exclusive of depreciation and depletion, reclamation, capital and exploration costs and net of by-product sales and then divided by ounces sold to arrive at cash costs per oz. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

Mine AISC per oz sold

The Company is reporting mine AISC per oz of gold sold. The methodology for calculating mine AISC was developed internally and is calculated below. Readers should be aware that this measure does not have a standardized meaning. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the mine AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

Cash cost and mine AISC reconciliation

Prior to Q4 2020, cash costs per oz sold and mine AISC per oz sold were calculated including purchase price allocation adjustments for the fair values of inventory as the fair values approximated the Company’s actual production costs. Due to the significant increase in gold prices during 2020, the fair values attributed to acquired inventory in the Leagold Merger do not approximate actual production costs; as such, cash costs per oz sold and mine AISC per oz sold have been normalized for the purchase price allocation adjustments to inventory. Comparative periods have also been adjusted to conform with the current methodology and are different from those previously reported.

33

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

NON-IFRS MEASURES (CONTINUED)

The following table provides a reconciliation of cash costs per oz of gold sold and mine AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis.

$’s in millions, except oz and per oz figures	Three months ended			Nine months ended
	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Gold oz sold	137,144	124,712	128,437	390,412	336,891
Operating expenses	$152.7	$139.8	$119.7	$439.3	$309.2
Lease payments	2.8	0.3	0.9	5.3	2.1
Non-recurring charges recognized in operating expenses (1)	(1.7)	—	—	(1.7)	—
Non-cash purchase price allocation adjustments to inventory	(1.7)	(4.3)	(8.0)	(8.4)	(25.5)
Total cash costs	$152.1	$135.8	$112.6	$434.5	$285.8
Cash costs per gold oz sold	$1,109	$1,089	$876	$1,113	$848
Total cash costs	$152.1	$135.8	$112.6	$434.5	$285.8
Sustaining capital	26.9	34.1	23.3	102.3	44.8
Reclamation expenses	2.4	2.6	1.8	7.5	5.2
Sustaining exploration expensed	0.6	(0.1)	0.6	0.6	1.2
Total AISC	182.0	172.4	138.3	545.0	337.0
AISC per oz sold	$1,327	$1,382	$1,077	$1,396	$1,000
(1)	Non-recurring charges recognized in operating expenses relates to an impairment charge on replacement parts at Mesquite.

Sustaining and non-sustaining capital reconciliation

The following table provides a reconciliation of sustaining and non-sustaining capital to the most directly comparable IFRS measure on an aggregate basis.

	Three months ended			Nine months ended
$’s in millions	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Capital additions on mineral properties, plant and equipment(1)	$99.7	$108.0	$47.7	$319.9	$128.3
Less: Non-sustaining capital	(25.6)	(25.2)	(10.6)	(77.9)	(26.4)
Capital expenditures from development projects and corporate	(39.2)	(28.3)	(12.5)	(76.1)	(40.6)
Other non-cash additions(2)	(8.0)	(20.5)	(1.3)	(63.6)	(16.5)
Sustaining capital expenditures	$26.9	$34.1	$23.3	$102.3	$44.8
(1)	Per note 6 of the condensed consolidated interim financial statements. Capital additions are exclusive of non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)	Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and mineral interest recognized for Pilar royalty.
34

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

NON-IFRS MEASURES (CONTINUED)

Total mine-site free cash flow

Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this to be a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Nine months ended
$’s in millions	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Operating cash flow before non-cash changes in working capital	$48.3	$31.6	$86.2	$142.0	$176.9
Add: Operating cash flow used by non-mine site activity(1)	36.9	49.6	36.9	103.6	93.9
Cash flow from operating mine sites	$85.2	$81.2	$123.1	$245.6	$270.8

Mineral property, plant and equipment additions	$99.7	108.0	47.7	$319.9	128.3
Less: Capital expenditures from development projects and corporate and other non-cash additions	(47.2)	(48.7)	(13.8)	(139.7)	(57.1)
Capital expenditure from operating mine sites	52.5	59.3	33.9	180.2	71.2
Lease payments related to non-sustaining capital items	4.1	5.0	—	10.2	—
Non-sustaining exploration expensed	2.1	2.6	1.3	6.9	2.6
Total mine site free cash flow	$26.5	$14.3	$87.9	$48.3	$197.0
(1)	Includes taxes paid that are not factored into mine site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

EBITDA, adjusted EBITDA and AISC contribution margin

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use adjusted EBITDA and all-in sustaining cost (AISC) contribution margin to evaluate the Company’s performance and ability to generate cash flows and service debt. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and share-based compensation. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. AISC contribution margin is defined as revenue less AISC.

The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:

AISC Contribution Margin

	Three months ended			Nine months ended
$’s in millions	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Revenue	$245.1	$226.2	$244.5	$701.1	$589.9
Less: AISC	(182.0)	(172.4)	(138.3)	(545.0)	(337.1)
AISC contribution margin	$63.1	$53.8	$106.2	$156.1	$252.8

35

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

NON-IFRS MEASURES (CONTINUED)

EBITDA and Adjusted EBITDA

	Three months ended			Nine months ended
$’s in millions	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Net (loss) income before tax	$(7.8)	310.7	13.0	$373.2	(24.1)
Depreciation and depletion	43.7	41.2	36.3	123.7	88.8
Finance costs	10.7	11.8	12.8	31.2	31.1
Finance income	(1.1)	(0.2)	(0.6)	(1.7)	(1.3)
EBITDA	$45.5	$363.5	$61.4	$526.4	$94.5
Non-cash share-based compensation	1.6	3.8	2.0	5.2	5.3
Unrealized (gain) loss on change in fair value of warrants	(1.0)	(24.0)	8.6	(58.3)	47.3
Unrealized (gain) loss on gold contracts	(11.0)	(0.6)	10.2	(53.7)	24.1
Unrealized loss (gain) on foreign exchange contracts	8.9	(19.0)	2.7	1.3	25.2
Unrealized foreign exchange losses (gains)	3.8	3.9	(0.8)	6.6	(13.4)
Non-recurring charges recognized in operating expenses(1)	1.7	—	—	1.7	—
Transaction costs	—	1.9	—	1.9	—
Other expenses (income)(2)	12.6	(276.9)	5.1	(256.2)	11.3
Adjusted EBITDA	$62.0	$52.4	$89.2	$174.9	$194.4
(1)	Non-recurring charges recognized in operating expenses relates to an impairment charge on replacement parts at Mesquite.
(2)	Other expenses for the three months ended September 30, 2021 includes $7.0 million unrealized loss on change in fair value of streaming arrangements and $5.3 million loss from investment in associate. Other income for the nine months ended September 30, 2021 includes $50.3 million gain on sale of Solaris shares, $186.1 million gain on reclassification of Solaris investment from cost to fair value accounting, and $45.4 million gain on sale of the Pilar mine.

Adjusted net income and adjusted EPS

Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.

36

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

NON-IFRS MEASURES (CONTINUED)

The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Nine months ended
$’s in millions	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Basic weighted average shares outstanding	300,513,742	295,027,749	241,249,679	279,588,163	202,538,753
Diluted weighted average shares outstanding	300,513,742	343,632,881	244,066,116	327,988,995	202,538,753
Net (loss) income attributable to Equinox Gold shareholders	$(5.2)	$325.7	$3.2	$370.8	$(69.0)
Add (deduct):
Non-cash share-based compensation	1.6	3.8	2.0	5.2	5.3
Unrealized (gain) loss on change in fair value of warrants	(1.0)	(24.0)	8.6	(58.3)	47.3
Unrealized (gain) loss on gold contracts	(11.0)	(0.6)	10.2	(53.7)	24.1
Unrealized loss (gain) on foreign exchange contracts	8.9	(19.0)	2.7	1.3	25.2
Unrealized foreign exchange losses (gains)	3.8	3.9	(0.8)	6.6	(13.4)
Non-recurring charges recognized in operating expenses(1)	1.7	—	—	1.7	—
Transaction costs	—	1.9	—	1.9	—
Other expenses (income)(2)	12.6	(276.9)	5.1	(256.2)	11.3
Unrealized foreign exchange (gains) losses recognized in deferred tax expense	(4.5)	(11.6)	(0.2)	(13.1)	16.0
Adjusted net income	$6.7	$3.1	$30.8	$6.2	$46.9
Per share - basic ($/share)	$0.02	$0.01	$0.13	$0.02	$0.23
Per share - diluted ($/share)	$0.02	$0.01	$0.13	$0.02	$0.23
(1)	Non-recurring charges recognized in operating expenses relates to an impairment charge on replacement parts at Mesquite.
(2)	Other expenses for the three months ended September 30, 2021 includes $7.0 million unrealized loss on change in fair value of streaming arrangements and $5.3 million loss from investment in associate. Other income for the nine months ended September 30, 2021 includes $50.3 million gain on sale of Solaris shares, $186.1 million gain on reclassification of Solaris investment from cost to fair value accounting, and $45.4 million gain on sale of the Pilar mine.

Net debt

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company’s performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	September 30, 2021	June 30, 2021	December 31, 2020
Current portion of loans and borrowings	$26.7	$26.6	$13.3
Non-current loans and borrowings	518.4	522.9	531.9
Total debt	545.1	549.5	545.2
Less: Cash and cash equivalents (unrestricted)	(300.3)	(333.9)	(344.9)
Net debt	$244.8	$215.6	$200.3

37

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

ACCOUNTING MATTERS

Significant accounting policies

Except as described in note 2(c) of the Company’s condensed consolidated interim financial statements, the accounting policies applied in the preparation of the condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2020.

Use of judgements and estimates

In preparing the Company’s condensed consolidated interim financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual consolidated financial statements for the year ended December 31, 2020 except as those described in note 3 of the Company’s condensed consolidated interim financial statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management, with the participation of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.

The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment and the material weakness in internal controls outlined below, Management concluded that the Company’s internal controls over financial reporting were not effective as of December 31, 2020.

A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

During 2020, the Company did not maintain effective controls over the purchase price accounting related to the Leagold Merger. Specifically, the Company did not (i) identify and deploy control activities through policies that establish expectations and procedures that put policies into action, and (ii) internally communicate information, including objectives and responsibilities for internal control, necessary to support the function of internal control. As a result, there was inadequate control over the determination of the fair value of acquired assets and over the resulting deferred income tax liabilities recognized, as well as inadequate documentation over such controls. This control deficiency resulted in an immaterial misstatement, which was corrected in the Company’s audited consolidated financial statements prior to release but creates a reasonable possibility that a material misstatement in the annual or interim financial statements will not be prevented or detected on a timely basis.

Management’s Remediation Plan

Management is implementing a remediation plan that includes strengthening of the controls by (i) allocating dedicated and specialised resources to document the policies and procedures around purchase price accounting, and (ii) internally communicating information necessary to support the function of internal control. Management believes adequate controls and documentary evidence over the determination of the fair value of acquired assets are being implemented for the Premier Transaction. While Management believes the actions being taken to improve the design and operating effectiveness of its internal controls will effectively remediate the material weakness, the material weakness will not be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. The Company expects that the remediation of this material weakness will be completed before the end of 2021.

38

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES (CONTINUED)

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the quarter ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, other than the material weakness remediation plan enhancements to the Company’s internal control over financial reporting as described above.

The Company assessed Leagold and Premier’s disclosure controls and procedures and internal control over financial reporting; however, in accordance with National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, because Leagold was acquired not more than 365 days before the end of December 31, 2020, and Premier was acquired on April 7, 2021, the Company has limited the scope of its design of disclosure controls and procedures and internal controls over financial reporting to exclude the controls, policies and procedures of Leagold and Premier.

Limitation of Controls and Procedures

Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this MD&A relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance; the Company’s ability to successfully advance its growth and development projects, including the construction of Santa Luz and the Greenstone project; the Company’s ability to successfully negotiate new collective agreements with unions at Los Filos; the expectations for the Company’s investments in Solaris, i-80 Gold and Pilar Gold; Equinox Gold’s production and cost guidance; and conversion of Mineral Resources to Mineral Reserves. Forward-looking statements or information generally identified by the use of the words “believe”, “will”, “advancing”, “strategy”, “plans”, “budget”, “anticipated”, “expected”, “estimated”, “on track”, “target”, “objective” and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: the anticipated receipt of required consents for Greenstone construction from the Company’s lenders and the expectation that Orion Mine Finance Group will finalize its financing arrangements in the next several weeks; the strengths, characteristics and potential of Equinox Gold following the Premier Transaction; Equinox Gold’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; construction and development at Santa Luz, Los Filos, Castle Mountain and Greenstone being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries; availability of funds for the Company’s projects and future cash requirements; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no additional labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company’s working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company’s ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this MD&A.

39

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS (CONTINUED)

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee and labour relations; relationships with, and claims by, local communities and indigenous populations; the effect of the blockades and community issues on the Company’s production and cost estimates for Los Filos; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; a successful relationship between the Company and Orion; the failure by Pilar Gold to meet one or more of its commitments to the Company and those factors identified in the section titled “Risks and Uncertainties” in the Company’s MD&A dated March 19, 2021 and in the section titled “Risks Related to the Business” in the Company’s Annual Information Form dated March 24, 2021, both for the year ended December 31, 2020, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

TECHNICAL INFORMATION

Doug Reddy, MSc, P.Geo, Chief Operating Officer, and Scott Heffernan, MSc, P.Geo., EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed and approved the technical content of this document.

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Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021

Appendix - Aurizona Mineral Reserve Estimate

Effective Date June 30, 2021

Category	Location	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)
Proven	Piaba Open Pit	14,475	1.37	638
	Piaba East Open Pit	828	1.59	42
	Boa Esperança Open Pit	168	0.63	4
	Piaba Underground	223	2.42	17
	Crown Pillar	638	1.54	32
	Stockpile	249	0.92	7
Total Proven		16,581	1.39	740
Probable	Piaba Open Pit	4,423	1.17	167
	Piaba East Open Pit	414	1.22	16
	Boa Esperança Open Pit	713	0.85	20
	Tatajuba Open Pit	1,974	1.39	87
	Genipapo Open Pit	673	0.81	18
	Piaba Underground	6,305	2.77	562
	Crown Pillar	1,246	1.27	51
Total Probable		15,749	1.82	920
Total Proven & Probable		32,330	1.60	1,660

Notes: CIM Definition Standards (2014) were followed for calculating Mineral Reserves: This mineral reserve estimate is as of June 30, 2021 and is based on the mineral resource estimates for Piaba, Boa Esperança, Tatajuba, and Genipapo all dated June 30, 2021 by Equity Exploration. The mineral reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng. of AGP., who is a Qualified Person as defined under NI 43-101. Mineral reserves are stated within the final design pits based on a $1,350/oz gold price. The gold cut-off grades used were: Piaba Open Pit – 0.35 g/t (laterite, saprolite, transition), 0.41 g/t (rock); Boa Esperança Open Pit – 0.36 g/t (laterite, saprolite); Tatajuba Open Pit – 0.43 g/t (laterite, saprolite, transition), 0.47 g/t (rock); Genipapo Open Pit – 0.36 g/t (laterite, saprolite); Piaba Underground – 1.80 g/t (rock); Open pit mining costs varied by area but averaged $2.25/t mined and included an extra $2/t for ore haulage to the process plant from Tatajuba. Underground Mining costs averaged $32.78/t ore mined. Processing costs averaged $11.52/t ore based on variable costs by material type of $7.84/t for laterite/saprolite, $8.08/t for transition and $12.63/t for fresh rock. G&A was $6.47/t ore processed. LOM average gold recovery is 90.5%. Numbers may not sum due to rounding.

Appendix - Aurizona Mineral Resource Estimate (Exclusive of Reserves)

Effective Date June 30, 2021

Category	Location	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)
Measured	Piaba Open Pit	2,439	1.21	95
	Boa Esperança Open Pit	66	0.60	1
	Piaba Underground	1,000	2.10	67
Total Measured		3,505	1.44	163
Indicated	Piaba Open Pit	3,114	1.19	121
	Boa Esperança Open Pit	427	1.03	14
	Tatajuba Open Pit	181	1.39	8
	Genipapo Open Pit	249	0.84	7
	Touro Open Pit	2,965	0.78	75
	Piaba Underground	7,212	1.96	454
	Tatajuba Underground	464	1.73	26
Total Indicated		14,612	1.50	705
Total Measured & Indicated		18,117	1.49	868
Inferred		12,689	2.19	895

Notes: Mineral Resource statement has been prepared in accordance with NI43-101 Standards of Disclosure for Mineral Projects (May 2016) and the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014). Mineral Resources are reported exclusive of reserves. Mineral Resources are reported using a cut-off grade of 0.30 g/t gold for open pit resources and 1.00 g/t gold for underground resources. The Open Pit Mineral Resource is constrained using an optimized pit that has been generated using Lerchs-Grossman pit optimisation algorithm. The Underground Mineral Resources are constrained using a 1.00 g/t Au grade shell occurring the lower of 20m below the transition-fresh rock contact, or 20 m below the Reserve pit. Mineral Resources are based on the Mineral Resource statements for each respective deposit and area, and have been prepared by Trevor Rabb, P.Geo who is a qualified person as defined by National Instrument 43-101. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Totals may not sum due to rounding.

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